SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-14856

ORIX Corporation

(Translation of Registrant’s Name into English)

World Trade Center Bldg., SOUTH TOWER, 2-4-1 Hamamatsu-cho, Minato-ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Material Contained in this Report

1.	English press release entitled, “Notice regarding Execution of Share Purchase Agreement”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 14, 2022	By	/s/ Hitomaro Yano
Hitomaro Yano
Executive Officer
Head of Treasury and Accounting Headquarters

Notice regarding Execution of Share Purchase Agreement

TOKYO, Japan — November 11, 2022 — ORIX Corporation (“ORIX”) announced today that it has executed a share purchase agreement with Mr. Yoshiaki Yoshida, who is a major shareholder of DHC Corporation (“DHC”), and has reached a basic agreement to acquire the shares of DHC. Along with procedures for the share acquisition, ORIX will further proceed with discussions with other shareholders of DHC to acquire their shares of DHC, among others. ORIX will issue another announcement about the details of the share acquisition once they are finalized.

1. Background of Execution of Share Purchase Agreement

DHC has many years of experience as a major leading cosmetics and health food company. Through its proactive PR activities on television and mail-order sales business, DHC has become well known within Japan and supported by people across many age groups. In addition to its mail-order sales, DHC has broad range of sales channels, such as its own directly-operated stores, convenience stores, and drug stores.

Cosmetics and health foods play a role in supporting the healthy lives of people. Moreover, following the rise in health awareness due to the coronavirus pandemic, stable demand is expected to continue in the future. ORIX focuses on health care business through its investment in INNOMEDICS Medical Instruments, Inc., a medical equipment sales company (head office: Bunkyo-ku, Tokyo), and DOJIN IYAKU-KAKO Co., Ltd., a pharmaceutical company (head office: Nakano-ku, Tokyo). This share acquisition will contribute to network expansion in healthcare fields for the ORIX Group.

Capitalizing upon the expertise it has cultivated over many years in improving investee value, ORIX will promote a smooth business succession for DHC and further strengthen the company’s compliance management system and corporate governance. Mr. Yoshiaki Yoshida, who is the Chairman and President of DHC, will resign from his position after completion of the share acquisition. Under a new management structure, DHC will continue to contribute to various stakeholders including its customers and clients, and act for the realization of a sustainable society.

2. Overview of DHC Corporation

(1)	Name	DHC Corporation
(2)	Address	2-7-1 Minami-Azabu, Minato-ku, Tokyo
(3)	Representative	Yoshiaki Yoshida, Chairman and President
(4)	Description of business	Research and development, manufacture, and sale of cosmetics and health foods
(5)	Capital	3,377 million yen

(6)	Date of incorporation	December 19, 1975
(7)	Website	https://top.dhc.co.jp/company/en/
(8)	Business performance and financial conditions for last three fiscal years (Unit: Mn JPY)

Fiscal year	FY20.7	FY21.7	FY22.7
Net assets	107,952	113,355	120,829
Total assets	124,408	133,875	139,992
Sales	97,287	90,118	90,531
Operating profit	4,087	10,937	16,676
Recurring profit	4,622	11,459	17,624
Net income	1,318	5,440	9,615

3. Other Parties to the Agreement, Investment Amount, and Schedule

(1)	Name	Yoshiaki Yoshida
(2)	Relationship between the listed company and the individual	No capital, personal, or business relationships are required to be stated.
(3)	Investment amount	We will announce this once the specific amount is decided.
(4)	Impact of the acquisition on ORIX

Since ORIX is expected to acquire more than half of the company’s total number of issued shares, DHC’s earnings will be reflected in the consolidated financial statements of ORIX after the transaction is completed.

(5)	Transaction execution date	Scheduled for execution within the fiscal year ending in March 2023.

4. Future Outlook

The impact of the transaction on ORIX’s consolidated results for the fiscal year ending March 2023 will be minor.

Contact Information:

Investor Relations and Sustainability Department

ORIX Corporation

Tel: +81-3-3435-3121

About ORIX:

ORIX Corporation (TSE: 8591; NYSE: IX) is a financial services group which provides innovative products and services to its customers by constantly pursuing new businesses.

Established in 1964, from its start in the leasing business, ORIX has advanced into neighboring fields and at present has expanded into lending, investment, life insurance, banking, asset management, automobile related, real estate and environment and energy related businesses. Since entering Hong Kong in 1971, ORIX has spread its businesses globally by establishing locations in 28 countries and regions across the world.

Going forward, ORIX intends to utilize its strengths and expertise, which generate new value, to establish an independent ORIX business model that continues to evolve perpetually. In this way, ORIX will engage in business activities that instill vitality in its companies and workforce, and thereby contribute to society. For more details, please visit our website: https://www.orix.co.jp/grp/en/

(As of September 30, 2022)

Caution Concerning Forward Looking Statements:

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results that differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “(4) Risk Factors” of the “1. Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2021 – March 31, 2022” furnished on Form 6-K.